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                                                              EXHIBIT 99(A)(10)

                         [LETTERHEAD OF REED ELSEVIER]

                                 PRESS RELEASE

                                                                 APRIL 25, 1997

  REED ELSEVIER ANNOUNCES SUCCESSFUL CLOSING OF TENDER OFFER FOR MDL INFORMATION
                                 SYSTEMS, INC.

Reed Elsevier plc announced today that the Tender Offer by its wholly owned subsidiary Golden Gate Acquisition Corp. for MDL Information Systems, Inc. ("MDL") has successfully closed. Based on a preliminary count, approximately
8.5 million shares of MDL's common stock, representing approximately 96% of MDL's outstanding shares, were tendered by the 24 April 1997 expiration date of the offer.

Reed Elsevier also announced that the merger of Golden Gate Acquisition Corp. and MDL will be effected as soon as practicable, with the result that all shares of MDL common stock not tendered in the offer will be converted into the right to receive $32 in cash.

For further information contact:

London:     Nigel Stapleton            Tel +44 171 491 8277

Amsterdam:  Paul Vlek                  Tel +33  20 515 9358

New York:   Paul Richardson            Tel  +1 212 309 8172